333-1470

P.E. 8/2/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED
(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King's Road, Quarry Bay
Special Administration Region of Hong Kong
People's Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

HK1:#22007968v1
08/2/02

This report consists of a copy of a public announcement in Hong Kong regarding the amendments to the loan facilities extended to Mandarin Communications Limited, our principal subsidiary, by Nortel Networks (Asia) Limited and United Overseas Bank Limited.

SUNDAY Communications Limited

(Incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

Amendments to Nortel and UOB Facilities

The Directors are pleased to announce that the Group has on 30th July, 2002 entered into various documents to effect certain amendments to the Nortel Facility and the UOB Facility in order to, among others, accommodate changes to the structure of the Group for various business developments and/or cost saving measures, as well as to vary certain financial covenants.

Background

The Nortel Facility and the UOB Facility have been used to finance the Group's capital expenditure, working capital and operating expenses. Prior to the listing of the Company's shares on the Stock Exchange in March, 2000, MCL granted as security to the lenders fixed and floating charges over substantially all of its assets and existing and future undertakings and SUNDAY Holdings (Hong Kong) Corporation, MCL's immediate holding company, created mortgages and charges on all of its shares in MCL to Nortel and UOB. There has been no change to the term of maturity and both facilities will mature in September 2004.

Based on the Group's long-term strategy of offering an enhanced range of wireless services under its "SUNDAY" brand, the Group has been engaging in various measures to expand its business and to save administrative and other operating costs (for example, the acquisition of a 3G Licence and the establishment of joint ventures with third parties).

On 30th July, 2002, the Group entered into various documents to effect certain amendments to the Nortel Facility and the UOB Facility in order to, among others, accommodate changes to the structure of the Group for its various business developments and/or cost saving measures, as well as to vary certain financial covenants.

The amounts lent and interest provisions have not been varied. The changes to the Nortel Facility and the UOB Facility have been negotiated. Some constitute relaxations in favour of MCL and others are in favour of, or clarify a protection offered to, the lenders. The changes accommodate and recognise developments in the business of the Group since the Nortel Facility and the UOB Facility were originally negotiated and the Directors consider that the agreed amendments to the financing documentation are beneficial to the Group.

Material amendments to the facilities

The material amendments to the Nortel Facility and the UOB Facility are summarised as follows:

(1) formal approval has been given for the establishment of a number of wholly-owned subsidiaries ("New Subsidiaries") of the Company for various business development and/or cost saving measures, so that inter-company loans subject to agreed limits could be made for such purposes;

(2) the following securities have been given to amplify the security cover granted to the lenders so that it covers:

(a) mortgages over the shares in, or the registered capital of, the New Subsidiaries;

(b) fixed and floating charges over all the assets of the New Subsidiaries;

(c) undertaking from the Company not to mortgage, charge, pledge or dispose of any shares in a number of its direct wholly-owned subsidiaries;

(d) subordination arrangements and assignments in relation to the relevant inter-company loans;

(e) subject to TA's approval (and any condition they may impose in giving such consent), assignment of the 3G Licence;

(f) assignment of all rights and interests under any service agreements/licensing agreements between (i) the Group and (ii) certain members of the Group;

(g) subject to necessary third party consents, assignment of all rights and interests under any service or other commercial contracts between (i) the Group and (ii) its joint ventures, and in one case, the joint venture partner; and

(h) the provision of a corporate guarantee by the Company to secure all the obligations and liabilities of its wholly-owned subsidiaries under the financing documentation;

(3) the lenders' approval is required, whilst the facilities remain outstanding, to amend the currently approved business plans under which MCL must operate its business, in order to permit capital expenditure required for the 3G business;

(4) variations to the control over the operating accounts of the Group, including:

(a) the mandatory prepayments of principal amount of (i) inter-company loans to MCL and (ii) proceeds from future fund raising activities, to a debt service build-up account to maintain a required level of funding in such account and for application towards paying principal and interest on the Nortel Facilities and the UOB Facilities on a pro-rata basis; and

(b) limitations on withdrawals from a debt service build-up account, a debt service reserve account and an excess cash reserve account;

(5) changes to the financial covenants in relation to requirements for MCL in the following areas:

(a) to reduce the EBITDA required for the year ending 31st December, 2002 and 31st December, 2003 and the six months ending 30th June, 2004 respectively;

(b) to reduce the debt service coverage ratio required in 2002, and increase that required in 2003;

(c) to increase of the tangible net worth for the year ending 31st December, 2002 and 31st December, 2003 respectively; and

(d) to increase the expected average number of subscribers.

The Directors consider that the amendments to the Nortel Facility and the UOB Facility provide flexibility to the Group's development and facilitate the Group to achieve its long-term objectives.

General

Save as disclosed above, the Directors are not aware of any matter which is discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature. Further, the Directors are of a view that the entering into of the financing documentation in relation to the amendments does not give rise to a disclosure requirement under Practice Note 19 to the Listing Rules.

Definitions

In this Announcement:

"3G Licence"	means a mobile carrier licence issued by the TA for the establishment or maintenance of a telecommunications network for carrying communications to or from the public between moving locations or between fixed locations and moving locations situated within Hong Kong and operating in the frequency bands 1900–1980 MHz, 2015–2025 MHz and 2110–2170 MHz
"Company"	means SUNDAY Communications Limited
"Directors"	means the directors of the Company
"EBITDA"	means earnings before interest, tax, depreciation and amortisation
"Group"	means the Company and its subsidiaries
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong
"MCL"	means Mandarin Communications Limited, a subsidiary of the Company whose ordinary shares are all owned indirectly by the Company
"Nortel"	means Nortel Networks (Asia) Limited
"Nortel Facility"	means a US$155 million (approximately HK$1,209 million) term loan facility issued in favour of MCL by Nortel as arranger and principal lender
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"TA"	means the Telecommunications Authority appointed pursuant to section 5 of the Telecommunications Ordinance
"UOB"	means United Overseas Bank Limited (formerly known as Overseas Union Bank Limited)

"UOB Facility"	means a HK$600 million term loan facility issued in favour of MCL by UOB as arranger and principal lender
"US$"	means United States dollars, the lawful currency of the United States of America

For the purpose of illustration only, amounts denominated in US$ have been translated into HK$ at the following rate: *HK$7.8 = US$1.*

By Order of the Board
SUNDAY Communications Limited
Janet Ching Man Fung
Company Secretary

Hong Kong, 31st July, 2002

Please also refer to the published version of this announcement in the (The Standard)

6

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited

By: ______________________
Name: Janet Ching Man Fung
Title: Company Secretary

Date: August 2 , 2002